SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

AUGUST TECHNOLOGY CORPORATION

(Name Of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

051064 10 5

(CUSIP Number of Class of Securities)

Robert Koch, Esq. Rudolph Technologies, Inc. One Rudolph Road Flanders, New Jersey 07836 (973) 691-1300	David M. Schwartzbaum, Esq. Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, New York 10022 (212) 906-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

SCHEDULE 13D
CUSIP NO. 051064 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rudolph Technology Corporation EIN: 22-3531208
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 100 8 SHARED VOTING POWER 1,348,908 (1) 9 SOLE DISPOSITIVE POWER 100 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,008 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON* CO

(1)	Beneficial ownership of the shares of common stock of August Technology Corporation referred to herein is being reported solely because Rudolph Technologies, Inc. may be deemed to beneficially own such shares as a result of the voting agreements (together with the accompanying irrevocable proxies, the “Voting Agreements”), each dated as of June 27, 2005, entered into in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 27, 2005, by and among Rudolph Technologies, Inc., NS Merger Sub, Inc. and August Technology Corporation described in Item 3 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rudolph Technologies, Inc. that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The 1,348,908 shares of August Technology Corporation common stock subject to the Voting Agreements include 174,546 shares underlying outstanding options, which have either vested or will vest within sixty (60) days of the date hereof.

(2)	See Note 1. Percentage based on number of shares set forth in the Merger Agreement as of June 21, 2005.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, no par value per share (the “Issuer Common Stock”), of August Technology Corporation, a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4900 West 78th Street, Bloomington, Minnesota 55435.

Item 2.	Identity and Background

This Schedule 13D is being filed by Rudolph Technologies, Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person’s principal executive offices are located at One Rudolph Road, Flanders, New Jersey 07836.

The Reporting Person’s principal business is the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers.

Set forth on Schedule A hereto is the (i) name of each of the Reporting Person’s executive officers and directors, (ii) residence or business address of each of the Reporting Person’s executive officers and directors and (iii) present principal occupation or employment of each of the Reporting Person’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The business address of each of the Reporting Person’s executive officers is One Rudolph Road, Flanders, New Jersey 07836.

To the Reporting Person’s knowledge, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

During the past five years, neither the Reporting Person nor, to its knowledge, any of its executive officers or directors, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person (or such executive officer or director) became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for, and in consideration of, the Reporting Person to enter into an Agreement and Plan of Merger, dated as of June 27, 2005, between the Reporting Person, NS Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer (the “Merger Agreement”), each of the directors and executive officers of the Issuer (each, an “Issuer Shareholder,” and collectively, the “Issuer Shareholders”) identified on Schedule B hereto have entered into a Voting Agreement with the Reporting Person (together with the accompanying irrevocable proxy, a “Voting Agreement”). The Reporting Person did not pay any consideration to the Issuer Shareholders in connection with the execution and delivery of the Voting Agreements. The Merger Agreement and a form of Voting Agreement are attached as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The Voting Agreements were entered into as an inducement for, and in consideration of, the Reporting Person entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides that, among other things:

•	the Issuer will merge with and into Merger Sub, with Merger Sub as the surviving corporation;

•	each Issuer Shareholder will receive either (i) $10.50 per share in cash, (ii) $10.50 per share in common stock of the Reporting Person, par value $0.001 per share (the “Parent Common Stock”), based upon an exchange ratio of 0.7625x, which was calculated using the closing price of the Parent Common Stock on June 27, 2005 or (iii) a combination of cash and Parent Common Stock;

•	each Issuer Shareholder will have the option to elect to receive cash or Parent Common Stock, subject to proration and allocation, based on the total amount of cash and shares of Parent Common Stock available for issuance in connection with the merger;

•	in the allocation process, Issuer Shareholders who make an election will receive priority to have their request for cash or Parent Common Stock fulfilled over Issuer Shareholders who do not make such an election; and

•	the total consideration payable in connection with the merger will include a minimum of $37.2 million and a maximum of $60.0 million of cash, subject to shareholder election.

The consummation of the merger is conditioned on obtaining the approval of the Reporting Person’s stockholders and the Issuer’s shareholders, receiving necessary regulatory approvals and clearances and other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a “reorganization” under the Internal Revenue Code.

Pursuant to the Voting Agreements, the Issuer Shareholders, who collectively beneficially own 1,348,908 of the issued and outstanding shares of Issuer Common Stock (as set forth in Schedule B), which represents approximately 7.4% of the outstanding shares of Issuer Common Stock (or shares of Issuer Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), have agreed to vote (or cause to be voted) their shares of Issuer Common Stock:

•	in favor of the approval of the Merger Agreement;

•	against any alternative proposal made in opposition to the transactions contemplated by the Merger Agreement;

•	against any of the following actions (other than those contemplated by the Merger Agreement): (i) any merger, consolidation, business combination, sale or lease of assets, reorganization or recapitalization of Issuer or any subsidiary of Issuer, (ii) any dissolution, liquidation or winding up of Issuer or any subsidiary of Issuer, (iii) any change in the capitalization or corporate structure of Issuer or any subsidiary of Issuer or (iv) any other action that is intended to, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement; and

•	in favor of waiving certain notice requirements in connection with any reorganization or similar event with respect to the Issuer.

Further, an Issuer Shareholder cannot (i) sell, transfer or otherwise dispose of its shares of Issuer Common Stock unless the transferee becomes a party to such Voting Agreement or (ii) transfer its shares of Issuer Common Stock into a voting trust or enter into any arrangement whereby the voting rights in respect of such shares would be transferred. In addition, an Issuer Shareholder is precluded from exercising any appraisal rights that it may have in connection with the merger.

Each Voting Agreement terminates upon the earlier of: (i) the termination of the Merger Agreement in accordance with its terms and (ii) the consummation of the merger.

The purpose of the Voting Agreements is to enable the Reporting Person and the Issuer to consummate the transactions contemplated by the Merger Agreement.

Except as set forth herein, the Reporting Person does not have any plans and has not made any proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) As a result of the Voting Agreements, the Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, and shared power to vote or direct the vote of, 1,348,908 shares of Issuer Common Stock held by the Issuer Shareholders, which represents approximately 7.4% of the outstanding shares of Issuer Common Stock (or shares of Issuer Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act). Such shares include 174,546 shares underlying outstanding options to acquire Issuer Common Stock, which are either vested or will vest within sixty (60) days of the date hereof. In the event that any such options are exercised, the shares of Issuer Common Stock underlying such options would be subject to the Voting Agreements and the Proxies. The Reporting Person is not entitled to any rights as a shareholder of Issuer by virtue of the Voting Agreements and disclaims any beneficial ownership of the shares of Issuer Common Stock subject to the Voting Agreements.

The Reporting Person is also the beneficial owner of, has the power to direct the vote with respect to and has the power to dispose of, 100 shares of Issuer Common Stock, which were previously purchased by the Reporting Person in open market transactions.

(c) The Reporting Person has not effected any transaction in the Issuer Common Stock during the last sixty (60) days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements, neither the Reporting Person nor any of the persons named in Schedule A is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any of the Issuer’s securities, including, but not limited to, the transfer of or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or any pledge or contingency, the occurrence of which would give another person voting or investment power over all or a portion of the shares of Issuer Common Stock subject to such contingency.

Item 7.	Material to be Filed as Exhibits

99.1	Form of Voting Agreement

99.2	Agreement and Plan of Merger, dated as of June 27, 2005, by and among Rudolph Technologies, Inc., NS Merger Sub, Inc. and August Technology Corporation

Signature

After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2005

RUDOLPH TECHNOLOGIES, INC.

By:	/s/ STEVEN R. ROTH
	Name:	Steven R. Roth
	Title:	Administration and Chief Financial Officer Senior Vice President, Finance and

SCHEDULE A

Set forth below is a list of the directors and executive officers of Rudolph Technologies, Inc. and their present principal occupation. The principal business address for such directors and executive officers is c/o Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836. The persons named below are citizens of the United States.

Directors of Rudolph Technologies, Inc.

Name	Present Principal Occupation	Principal Business Address
Paul F. McLaughlin	Chairman and Chief Executive Officer of Rudolph Technologies, Inc.	Rudolph Technologies One Rudolph Road Flanders, NJ 07836

David Belluck	General Partner, Riverside Partners, LLC	Riverside Partners 699 Boylston Street Boston, MA 02116

Daniel H. Berry	Operating Partner, Riverside Partners, LLC	7508 E Buteo Drive Scottsdale, Arizona 85255

Paul Craig	President, Riverside Partners, Inc.	Riverside Partners 145 West 67th St. Apt. 17C New York, NY 10023

Thomas G. Greig	Managing Director, Liberty Capital Partners, Inc.	Liberty Partners 1370 Avenue of the Americas New York, NY 10019-4602

Carl E. Ring, Jr.	Former Managing Director, Liberty Capital Partners, Inc.	c/o Rudolph Technologies One Rudolph Road Flanders, NJ 07836

Richard F. Spanier	Retired, Chairman Emeritus	832 Bartlett Hill Rd. P.O. Box 237 Cambridge, VT 05444

Aubrey C. Tobey	President, ACT International	ACT International 318 Bear Hill Rd., Suite 2-A Waltham, MA 02451

Executive Officers of Rudolph Technologies, Inc.

Name	Position
Paul F. McLaughlin	Chairman and Chief Executive Officer

Robert M. Loiterman	Senior Vice President of Manufacturing and Engineering

Steven R. Roth	Senior Vice President, Finance and Administration and Chief Financial Officer

Nathan H. Little	Executive Vice President

SCHEDULE B

The Issuer Shareholders who are parties to Voting Agreements are identified below, along with the number of shares of Issuer Common Stock held by each and covered by this Schedule 13D:

Party to Voting Agreement	Shares	Shares Issuable Upon Exercise of Options(1)	Total(1)
James A. Bernards	75,088 (2)	42,708	0117,796

Roger E. Gower	0	43,796	43,796

Jeffrey L. O’Dell	1,090,686 (3)	13,250	1,103,936

Linda Hall Whitman	0	32,354	32,354

Michael W. Wright	8,588	42,438	51,026

Total	1,174,362	174,546	1,348,908

(1)	Includes shares of Issuer Common Stock underlying options that are exercisable within sixty (60) days of the date of this Schedule 13D.

(2)	Includes 50,000 shares held by Dougherty Summit Opportunity Fund I, with respect to which Mr. Bernards has neither voting nor dispositive power.

(3)	Includes 227,500 shares held by the O’Dell Family Limited Partnership, with respect to which Mr. O’Dell has voting and dispositive power.